Exhibit A

Ceragon Accelerating 4G Service Launch for Large Mobile Operators across Asia Pacific

July 14, 2015

Ceragon Accelerating 4G Service Launch for Large Mobile Operators across Asia Pacific

IP-20 platform enables simple, quick network upgrades and expansions

Paramus, New Jersey, July 14, 2015 – Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that three leading mobile operators in the Asia Pacific region, including one in India, are deploying its IP-20 platform as means to accelerate 4G services availability. The total value of the three projects is over $43 million.

All three mobile operators are long-standing Ceragon customers and share a common challenge: to quickly and efficiently upgrade and expand their networks to 4G/LTE. In order to provide the most extensive suite of 4G services to their subscribers, they require a wireless backhaul solution that will allow for simple and quick network upgrade, with no service interruption, and rapid network expansion for support of mobile, enterprise and residential subscribers, as well as school districts for bridging the digital divide. The IP-20 platform is uniquely designed to support business objectives such as accelerating transformation to digital services, increasing operational efficiency and enhancing customer experience. With the IP-20 platform, Ceragon’s customers enjoy a simple upgrade of existing wireless backhaul links with new radio technologies, without replacing radios nor antennas on towers and rooftops, such as ultra-high 4G backhaul capacity using the highest modulations, capacity boosting and IP traffic management techniques, better spectrum utilization and management, and state of the art quality of service enforcement & management. The capability to perform a simple upgrade proves to be a major contribution to meeting the operators’ business objectives.

With network expansions required in all three operators’ regions, Ceragon provides the IP-20 platform’s unique wireless backhaul 4x4 MIMO technology for quadrupling capacity over a single narrowband channel over long distances, avoiding the need to opt for wideband short range spectrum. Moreover, in order to meet stringent network availability requirements, Ceragon offers an extensive suite of equipment redundancy capabilities, unique to the IP-20 platform, in order to ensure consistent and reliable network performance.

Ceragon Accelerating 4G Service Launch for Large Mobile Operators across Asia Pacific

July 14, 2015

The IP-20 platform provides all three operators with a unified, simple to deploy & operate solution that fits all network segments, from wireless backhaul for the Radio Access Network, all the way to the backbone.

 “We are delighted to continue these key customer relationships by providing value via our advanced turnkey solutions” said Ira Palti, president and CEO of Ceragon. “Having all three operators choose Ceragon for their individual 4G network expansion and upgrade, illustrates the immense benefits our IP-20 platform provide for solving a wide variety of wireless backhaul needs.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon Accelerating 4G Service Launch for Large Mobile Operators across Asia Pacific

July 14, 2015

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.